NXT ANNOUNCES NEW APPOINTMENT TO GEOSCIENCES ADVISORY BOARD

Wednesday April 27, 2011

NXT Energy Solutions Inc.

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA - NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce the appointment of Dr. Carlos Vargas to our Geosciences Advisory Board. NXT’s Geosciences Advisory Board was formed on June 30, 2008 with a mandate to expand industry applications of the SFD® Survey System as well as to advance the understanding of the underlying science. Dr. Carlos Vargas will join Dr. George Iusco on advisory board. The appointment of Dr. Vargas reflects the successful activities and focus of NXT in surveying underexplored areas of South America.

Dr. Vargas, based in Bogota, Colombia, is a prominent, well published geoscientist who regularly presents at oil and gas conferences in Latin American and the USA. His impressive academic credentials and experience are extremely relevant to our SFD® technology and the related services we provide. Dr. Vargas was recently a Postdoctoral fellow researcher at the Institute for Geophysics at the University of Texas in Austin, Texas. He earned a PhD. Geophysics at the Technical University of Catalonia (UPC) in Barcelona, Spain.  Dr. Vargas is a former technical director of ANH, the National Hydrocarbon Agency in Colombia.

“I have a keen interest in new geological modeling techniques using conventional data,” said Dr. Vargas. “The attraction for me is SFD® provides a unique independent data source that when interpreted has the potential to be an industry game changer. I am looking forward to working with the NXT team to conduct further SFD® integration studies and presenting our results to the industry.”

Dr. Vargas will be presenting SFD® case studies at the XIV Latin American Congress of Geology to be held in Medellín, Colombia, between August 29 and September 02, 2011.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore. NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration. SFD® is the registered trademark of NXT Energy Solutions Inc.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

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